UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Parsley Energy, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

701877102

(CUSIP Number)

Mark H. Kleinman

Executive Vice President and General Counsel

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

with a copy to:

Jeffrey A. Chapman and Tull R. Florey

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

(214) 698-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 701877102

1.	Names of Reporting Persons Pioneer Natural Resources Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 96,740,960 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,740,960 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 65,412,650 shares of Class A Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by Quantum (as defined in Item 3 herein) and (ii) (x) 10,129,559 shares of Class A Common Stock beneficially held by Mr. Sheffield (as defined in Item 3 herein) and (y) 21,198,751 shares of Class B Common Stock (as defined in Item 1 herein) beneficially held by Mr. Sheffield. Shares of Class B Common Stock are exchangeable for shares of Class A Common Stock on a one-for-one basis.

(2)

The Reporting Person (as defined in Item 2 herein) does not own any shares of Class A Common Stock or Class B Common Stock. However, because the Reporting Person is a party to the Voting Agreements (as defined in Item 3 herein) and was granted a proxy to vote Quantum’s and Mr. Sheffield’s shares of Class A Common Stock and Class B Common Stock pursuant to such agreements, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 96,740,960 shares of Class A Common Stock and Class B Common Stock with respect to the matters covered by the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock or Class B Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)

Calculation of percentage is based on 412,864,527 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 28, 2020, as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC (as defined in Item 4 herein) on October 30, 2020.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, $0.01 par value per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Parsley Energy, Inc., a Delaware corporation (the “Issuer” or “Parsley”). The address of the principal executive offices of the Issuer is 303 Colorado Street, Austin, Texas 78701.

Item 2.	Identity and Background

(a) This Schedule 13D is filed on behalf of Pioneer Natural Resources Company, a Delaware corporation (“Pioneer” or the “Reporting Person”).

(b) The principal business address of Pioneer is 777 Hidden Ridge, Irving, Texas 75038.

(c) The principal business of Pioneer is the acquisition, exploration, development and production of oil, natural gas liquids and gas within the Permian Basin in West Texas.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

(d)-(e) During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) As set forth in Schedule A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 20, 2020, Pioneer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”), Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pioneer (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pioneer (“Merger Sub LLC”), and Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pioneer (“Opco Merger Sub LLC”), pursuant to which Pioneer will acquire Parsley in exchange for shares of common stock, par value $0.01 per share, of Pioneer (the “Pioneer Common Stock”).

On October 20, 2020, concurrently with the execution of the Merger Agreement, Pioneer entered into voting and support agreements with Q-Jagged Peak Energy Investment Partners, LLC (“Quantum” and such agreement, the “Quantum Voting Agreement”) and Bryan Sheffield, executive chairman and chairman of the board of directors of the Issuer (“Mr. Sheffield” and such agreement, the “Sheffield Voting Agreement” and, together with the Quantum Voting Agreement, the “Voting Agreements”).

The shares of Class A Common Stock and Class B Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or the Voting Agreements.

With respect to the persons listed on Schedule A, a total of approximately $462,500 was paid by Scott D. Sheffield to acquire the Class A Common Stock beneficially owned by him, a total of approximately $2,750 was paid by Edison C. Buchanan to acquire the Class A Common Stock beneficially owned by him, a total of approximately $2,600 was paid by Larry R. Grillot to acquire the Class A Common Stock beneficially owned by him and a total of approximately $14,350 was paid by Neal H. Shah to acquire the Class A Common Stock beneficially owned by him. All purchases of Class A Common Stock by the foregoing individuals were funded with their respective personal funds. Such individuals may effect purchases of shares of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase securities.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) Merger Sub Inc. shall merge with and into the Issuer, with the Issuer continuing as the surviving entity (the “Surviving Corporation” and such merger, the “First Company Merger”), (ii) simultaneously with the First Company Merger, Opco Merger Sub LLC shall merge with and into Opco LLC, with Opco LLC continuing as the surviving entity (such merger, the “Opco Merger”), and (iii) immediately following the First Company Merger and the Opco Merger, the Surviving Corporation shall merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (such merger, together with the First Company Merger and the Opco Merger, the “Mergers”).

Subject to certain exceptions, at the effective time of the First Company Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and become exchangeable for 0.1252 shares of Pioneer Common Stock, as provided in the Merger Agreement. Additionally, the Merger Agreement provides that, subject to certain exceptions, each membership interest unit of Opco LLC (each, an “Opco LLC Unit”) issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, will at the Effective Time be converted into the right to receive 0.1252 shares of Pioneer Common Stock. Each share of Class B Common Stock will be automatically cancelled for no additional consideration as of the Effective Time, subject to any statutory rights to appraisal pursuant to the General Corporation Law of the State of Delaware with respect to, and only with respect to, such shares of Class B Common Stock.

The obligation of the parties to complete the Mergers is subject to customary closing conditions, including, among others, (i) the receipt of the required approvals from Pioneer’s and Parsley’s stockholders, (ii) the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law, order or injunction of a court or governmental entity of competent jurisdiction prohibiting the consummation of the Mergers, (iv) the shares of Pioneer Common Stock issuable in connection with the Mergers having been approved for listing on the New York Stock Exchange, upon official notice of issuance, (v) Pioneer’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, (vi) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain qualifications) and (vii) the performance by the parties of their respective obligations under the Merger Agreement in all material respects. In addition, the obligation of Parsley to consummate the Mergers is further conditioned upon the receipt of a customary tax opinion of counsel to Parsley that the Integrated Mergers (as defined in the Merger Agreement), taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The foregoing summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Voting Agreements

As an inducement to Pioneer entering into the Merger Agreement, on October 20, 2020, Quantum, which beneficially owns 65,412,650 shares of Class A Common Stock, entered into the Quantum Voting Agreement, pursuant to which Quantum has agreed to vote its shares of Class A Common Stock in favor of the matters to be submitted to Parsley’s stockholders in connection with the Mergers, subject to the terms and conditions set forth in the Quantum Voting Agreement.

Additionally, as an inducement to Pioneer entering into the Merger Agreement, on October 20, 2020, Mr. Sheffield, who beneficially owns 10,129,559 shares of Class A Common Stock, 21,198,751 shares of Class B Common Stock and 21,198,751 Opco LLC Units, entered into the Sheffield Voting Agreement, pursuant to which Mr. Sheffield has agreed to vote his shares of Class A Common Stock, shares of Class B Common Stock and Opco LLC Units in favor of the matters to be submitted to the Issuer’s stockholders or the members of Opco LLC, as applicable, in connection with the Mergers, subject to the terms and conditions set forth in the Sheffield Voting Agreement. The Sheffield Voting Agreement contains a lock-up agreement providing that Mr. Sheffield may not, without Pioneer’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of more than 15% of the shares of Pioneer Common Stock issued to Mr. Sheffield pursuant to the terms of the Merger Agreement for a period of 90 days following the closing date of the Mergers, or more than 30% of such shares for a period of 180 days following the closing date of the Mergers.

Under the Voting Agreements, each of Quantum and Mr. Sheffield granted Pioneer an irrevocable proxy to vote their respective shares of Class A Common Stock, shares of Class B Common Stock and Opco LLC Units, as applicable, as provided above. Additionally, the Voting Agreements restrict Quantum and Mr. Sheffield from selling, transferring or otherwise disposing of their respective shares of Class A Common Stock, shares of Class B Common Stock and Opco LLC Units, as applicable, until the earlier of the termination of the Merger Agreement and the Effective Time. The Voting Agreements shall terminate upon the valid termination of the Merger Agreement in accordance with its terms.

The foregoing summaries of each of the Voting Agreements do not purport to be complete descriptions of the terms and conditions of such agreements, and such descriptions are qualified in their entirety by reference to the full texts of the Voting Agreements, copies of which are attached hereto as Exhibits B and C, respectively, and are incorporated herein by reference.

Amendment to Tax Receivable Agreement

In connection with the closing of the Mergers, an early termination payment will become payable in cash under the Tax Receivable Agreement, dated as of May 29, 2014, among the Issuer, certain members of Opco LLC and Mr. Sheffield (the “Tax Receivable Agreement”), which was entered into in connection with the Issuer’s initial public offering. The Issuer will make such payment in connection with the closing of the Mergers. To provide greater certainty around such payment, an amendment to the Tax Receivable Agreement (the “TRA Amendment”) was entered into by Parsley, Mr. Sheffield and certain other members of Opco LLC party to the Tax Receivable Agreement concurrently with the Merger Agreement, clarifying how the early termination payment will be calculated and providing that the Tax Receivable Agreement will terminate once such payment is made.

The foregoing summary of the TRA Amendment does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the TRA Amendment, a copy of which is included as an exhibit to the Merger Agreement and is incorporated herein by reference.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Mergers, as a result of which, the Issuer would become a wholly-owned subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of the Issuer, (iii) material changes to the Issuer’s capitalization, dividends policy and corporate structure, (iv) the termination of the listing of the Class A Common Stock on the New York Stock Exchange and (v) the termination of the registration of the Class A Common Stock under Section 12(g)(4) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Class A Common Stock or Class B Common Stock. However, as a result of the Voting Agreements, the Reporting Person may be deemed to have shared voting power with respect to up to an aggregate of 96,740,960 shares of Class A Common Stock and Class B Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 96,740,960 shares of Class A Common Stock and Class B Common Stock. The aggregate number of shares of Class A Common Stock and Class B Common Stock covered by the Voting Agreements represents approximately 23.4% of the outstanding Class A Common Stock and Class B Common Stock, based on 412,864,527 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 16, 2020, as disclosed in the Merger Agreement, a copy of which is attached hereto as Exhibit A and incorporated by reference herein.

As of the date hereof, the following persons listed on Schedule A hereto beneficially own shares of Class A Common Stock: (i) Scott D. Sheffield beneficially owns 25,000 shares of Class A Common Stock; (ii) Edison C. Buchanan beneficially owns 410 shares of Class A Common Stock; (iii) Larry R. Grillot beneficially owns 222 shares of Class A Common Stock; and (iv) Neal H. Shah beneficially owns 500 shares of Class A Common Stock.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Class A Common Stock or Class B Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, except with respect to the shares of Class A Common Stock owned by Messrs. Sheffield, Buchanan, Grillot and Shah, none of persons listed in Schedule A hereto beneficially own any shares of Class A Common Stock or Class B Common Stock.

(c). Except as set forth in Schedule B hereto and except for the foregoing transactions and as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the past 60 days.

(d). The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Class A Common Stock or Class B Common Stock subject to the Voting Agreements. The Reporting Person will have no pecuniary interest in any shares of Class A Common Stock or Class B Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

The Reporting Person entered into a Confidentiality Agreement, dated as of June 19, 2020 (the “Confidentiality Agreement”), with the Issuer pursuant to which each party agreed to certain restrictions with respect to certain nonpublic information regarding the other party. In addition, the Confidentiality Agreement provides that, for a period of one year from the date of the Confidentiality Agreement (the “Standstill Period”), without the prior written consent of the other party, neither party nor any of their controlled representatives shall, directly or indirectly:

(a)    in any manner acquire, agree to acquire or make any tender offer or other proposal to acquire, directly or indirectly, greater than 1% of the securities of the other party or any of its subsidiaries, or any warrants, rights, or options to acquire any such securities, any security convertible into or exchangeable for any such securities, or any other right to acquire any such securities;

(b)    propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, or other similar transaction involving the other party or any of its subsidiaries, or propose to purchase, directly or indirectly, all or a majority of the assets of the other party;

(c)    make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of, or granting of a consent with respect to, any voting securities of the other party or any of its subsidiaries;

(d)    form, join or in any way participate in a “group” (as defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the other party or any of its subsidiaries;

(e)    otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the other party;

(f)    disclose any intention, plan or arrangement inconsistent with the foregoing; or

(g)    advise, assist or encourage any other persons in connection with any of the foregoing.

In addition, each party agreed during the Standstill Period not to (x) request the other party (or its representatives), directly or indirectly, to amend or waive any of the foregoing restrictions, (y) take any action which would reasonably be expected to require the other party or any of its subsidiaries to make public announcement regarding the Confidentiality Agreement or the possibility of a tender offer, merger, consolidation, business combination or other similar transaction, including, without limitation, any such transaction between the parties, or (z) communicate with the other party’s stockholders regarding the subject matter of the Confidentiality Agreement.

None of the foregoing restrictions prohibit either party from privately communicating with the Board of Directors of the other party in a manner that would not be reasonably likely to place either party under a legal obligation to make a public announcement.

The standstill restrictions listed above automatically terminate, with respect to either party, without further action and will be of no further force and effect, upon the earliest to occur of any of the following: (i) the execution by the other party or one of its subsidiaries of a definitive agreement with a third party providing for any other Person or group (as defined in Section 13(d) of the Exchange Act) to acquire, directly or indirectly, more than 50% of the outstanding voting securities of the other party, or assets of the other party or its subsidiaries representing more than 50% of the consolidated earning power of the other party and its subsidiaries; (ii) any other person or group (as defined in Section 13(d) of the Exchange Act) acquires more than 50% of the outstanding voting securities of the other party or assets of the other party or its subsidiaries representing more than 50% of the consolidated earning power of the other party and its subsidiaries; (iii) the other party engages in a merger or other business combination such that the holders of voting securities of the other party immediately prior to the transaction do not own more than 75% of the voting power of securities of the resulting entity; or (iv) the commencement by any other person or group (as defined in Section 13(d) of the Exchange Act) of a bona fide tender or exchange offer to acquire more than 50% of the outstanding voting securities of the other party where the Board of Directors of the other party either accepts such offer or fails to recommend that its stockholders reject such offer within ten business days from the date of commencement of such offer.

Except for the Confidentiality Agreement, the Merger Agreement and the Voting Agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of October 20, 2020, by and among Pioneer Natural Resources Company, Pearl First Merger Sub Inc., Pearl Second Merger Sub LLC, Pearl Opco Merger Sub LLC, Parsley Energy, Inc. and Parsley Energy, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pioneer Natural Resources Company with the SEC on October 20, 2020).

Exhibit B	Voting and Support Agreement, dated as of October 20, 2020, by and between Q-Jagged Peak Energy Investment Partners, LLC and Pioneer Natural Resources Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pioneer Natural Resources Company with the SEC on October 20, 2020).

Exhibit C	Voting and Support Agreement, dated as of October 20, 2020, by and between Bryan Sheffield and Pioneer Natural Resources Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Pioneer Natural Resources Company with the SEC on October 20, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2020

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Mark H. Kleinman
Mark H. Kleinman Executive Vice President and General Counsel

SCHEDULE A

PIONEER NATURAL RESOURCES COMPANY

The name, title, present principal occupation or employment of each of the directors and executive officers of Pioneer Natural Resources Company (“Pioneer”), are set forth below. Each non-management director’s business address is c/o Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75308, and each executive officer’s business address is 777 Hidden Ridge, Irving, Texas 75308. All of the individuals listed below are citizens of the United States.

Directors:

Name	Position at Pioneer	Present Principal Occupation or Employment
Scott D. Sheffield	Director, President and Chief Executive Officer	President and Chief Executive Officer of Pioneer

J. Kenneth Thompson	Chairman of the Board, Director	President and CEO, Pacific Star Energy LLC

Edison C. Buchanan	Director	Former Managing Director, Credit Suisse First Boston

Phillip A. Gobe	Director	Chairman and CEO, ProPetro Holding Corp.

Larry R. Grillot	Director	Retired Dean, Mewbourne College of Earth and Energy, The University of Oklahoma

Stacy P. Methvin	Director	Retired Vice President, Shell Oil Company

Royce W. Mitchell	Director	Executive Consultant

Frank A. Risch	Director	Retired Vice President and Treasurer, Exxon Mobil Corporation

Mona K. Sutphen	Director	Senior Advisor, The Vistria Group LLC

Phoebe A. Wood	Director	Retired Vice Chairman and Chief Financial Officer, Brown-Forman Corporation

Michael D. Wortley	Director	Chief Legal Officer, Reata Pharmaceuticals, Inc.

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Mark S. Berg	Executive Vice President, Corporate Operations at Pioneer

Chris J. Cheatwood	Executive Vice President, Field Development and Emerging Technology at Pioneer

Richard P. Dealy	Executive Vice President and Chief Financial Officer at Pioneer

J.D. Hall	Executive Vice President, Operations at Pioneer

Mark H. Kleinman	Executive Vice President and General Counsel at Pioneer

Elizabeth A. McDonald	Vice President, Permian Strategic Planning and Field Development at Pioneer

Margaret M. Montemayor	Vice President and Chief Accounting Officer at Pioneer

Neal H. Shah	Vice President, Investor Relations at Pioneer

SCHEDULE B

Transactions in the Class A Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the shares of Class A Common Stock effected in the past sixty (60) days by the Reporting Person or persons listed on Schedule A to this statement on Schedule 13D. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Larry R. Grillot

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/15/2020 (1)	58	10.204

(1)

Transaction effected at the sole discretion of Mr. Grillot’s investment account managers, who have been given discretionary authority to engage in the purchase and sale of securities on Mr. Grillot’s behalf.